1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

May 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ken Ellington and Christopher Bellacicco

Re:	Eagle Point Credit Company Inc.

Registration Statement on Form N-2

File Numbers: 333-237586; 811-22974

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in telephonic conversations on April 14, 2020 between Ken Ellington of the Staff and Philip T. Hinkle of Dechert LLP and May 4, 2020 between Christopher Bellacicco of the Staff and Philip T. Hinkle and Cynthia C. Bien of Dechert LLP, relating to the Fund’s registration statement on Form N-2 filed with the Commission on April 6, 2020 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. The Fund intends to file Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”) at a future date, which will reflect the responses below.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.	Please confirm that the Fund has received or will receive a FINRA no objections letter.

Response:

The Fund confirms it will use its reasonable best efforts to obtain a FINRA no objections letter. The Fund will address and resolve any FINRA comments prior to effectiveness of the Registration Statement.

Ken Ellington Christopher Bellaciccio May 20, 2020 Page 2

2.	The Staff notes the name of the Fund includes the word “Credit.” Please include an investment policy with respect to the name “Credit” in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:

While the Fund believes the term “credit” does not necessarily implicate the requirements of Rule 35d-1 under the 1940 Act, it will add the following 80% policy to the description of its principal investment strategy in accordance with Rule 35d-1.

“Under normal circumstances, the Fund invests at least 80% of the aggregate of its net assets and borrowings for investment purposes in credit and credit related instruments. For purposes of this policy, the Fund considers credit and credit related instruments to include, without limitation: (i) equity and debt tranches of collateralized loan obligations, or “CLOs,” loan accumulation facilities and securities issued by other securitization vehicles, such as credit-linked notes and collateralized bond obligations or “CBOs”; (ii) secured and unsecured floating rate and fixed rate loans; (iii) investments in corporate debt obligations, including bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal; (iv) debt issued by governments, their agencies, instrumentalities, and central banks; (v) commercial paper and short-term notes; (vi) preferred stock; (vii) convertible debt securities; (viii) certificates of deposit, bankers’ acceptances and time deposits; and (ix) other credit-related instruments. The Fund’s investments in derivatives, other investment companies, and other instruments designed to obtain indirect exposure to credit and credit related instruments are counted towards the Fund’s 80% investment policy to the extent such instruments have similar economic characteristics to the investments included within that policy.”

In addition, the Fund will add the following explanatory disclosure elsewhere in the Registration Statement prior to filing Pre-Effective Amendment No. 1:

“The Fund’s 80% policy with respect to investments in credit and credit related instruments is not fundamental and may be changed by our board of directors without stockholder approval. Stockholders will be provided with sixty (60) days’ notice in the manner prescribed by the SEC before making any change to this policy. The Fund’s investments in derivatives, other investment companies, and other instruments designed to obtain indirect exposure to credit and credit related instruments are counted towards the Fund’s 80% investment policy to the extent such instruments have similar economic characteristics to the investments included within that policy.”

Ken Ellington Christopher Bellaciccio May 20, 2020 Page 3

3.	Please discuss in correspondence how the Fund’s portfolio, liquidity and creditworthiness has changed since early March 2020. Please confirm whether any of the securities and underlying collateralized loan obligations (“CLOs”) have been downgraded or are in default. If there have not been downgrades or defaults, please explain if that is attributable to government support and, if so, please describe the Fund’s plans for the expiration of such support.

Response:

The Fund has not substantially repositioned its portfolio in response to the COVID-19 pandemic or related government actions. As disclosed in the Registration Statement, the Fund’s portfolio investments are generally less liquid than high yield bonds in normal market conditions. Since March 2020, we have observed a modest decline in liquidity, which has primarily affected distressed assets.

During the first quarter, essentially all of the Fund’s CLO investments experienced a decrease in the value of their underlying corporate loan portfolios. Indeed, the S&P/LSTA Leveraged Loan Index had one of its worst months ever in March 2020. In essentially all cases, however, the value of the corporate loan portfolios has increased since April 1, 2020, though typically not to levels from the beginning of the year.

None of the securities held by the Fund have defaulted. This is attributable, in part, to the fact that the Fund’s CLO investments do not have liquidation triggers based on the market value of non-defaulted corporate loans. Certain CLO debt investments held by the Fund have been placed on “negative watch” by Moody’s or S&P, indicating that such rating agency is currently reviewing these assets for potential future downgrade. However, only one CLO debt investment has been downgraded between March 1, 2020 and May 1, 2020. The Fund’s investments in CLO equity, which comprise the majority of the Fund’s portfolio, are not rated. We do not believe any of our CLO investments have received government support though certain obligors of the loans underlying our CLO investments may participate in recent government programs. Based on our limited knowledge of the extent of underlying obligors’ reliance on COVID-19 government support measures, we do not believe the expiration of those measures would result in a material increase in defaults on the Fund’s CLO investments or their underlying collateral.

4.	Please confirm that the Fund does not plan on issuing preferred stock within the next year.

The Fund has no current plans to issue preferred stock within the next 12 months. However, as noted in the Registration Statement, the Fund may issue preferred stock or otherwise incur leverage in accordance with the 1940 Act at any time.

Ken Ellington Christopher Bellaciccio May 20, 2020 Page 4

5.	Please update the December 31, 2019 or February 29, 2020 information to March 31, 2020, as applicable, throughout the Registration Statement for disclosure relating to closing price, net asset value (“NAV”), portfolio composition (including industries affected by the COVID-19 pandemic), credit facility compliance, effective leverage, price range of common stock, senior securities, and the lagging 12-month default rate by principal amount.

The Fund will update the relevant December 31, 2019 and February 29, 2020 disclosure (including the items noted in this comment 5) in the Registration Statement prior to filing Pre-Effective Amendment No. 1.

6.	In the “Efficient vehicle for gaining exposure to CLO securities” bullet point under the Competitive Advantages section, please explain what a CLO reset transaction is in plain English.

Response:

The Fund will add the following disclosure in the applicable section of the Registration Statement prior to filing Pre-Effective Amendment No. 1:

“In a CLO reset, the CLO’s indenture, which sets forth the terms governing the CLO, is “re-opened” (e.g., the terms of the indenture and the various tranches of the CLO can be re-negotiated). Among other potential benefits, resetting a CLO renews the reinvestment period on the CLO.”

7.	In the Financing and Hedging Strategy section of the Registration Statement, please disclose if the Fund has failed to meet its asset coverage ratio requirements. Please prominently disclose the risk of a failure to meet the asset coverage ratio requirements, such as an inability to pay certain dividends or make additional borrowings.

Response:

The Fund notes that it had satisfied applicable asset coverage requirements as of March 31, 2020. The Fund will include the following disclosure in the Financing and Hedging Strategy section of the Registration Statement prior to filing Pre-Effective Amendment No. 1:

“As of March 31, 2020, the Company’s asset coverage ratios in respect of (i) senior securities representing indebtedness and (ii) our outstanding preferred stock, each as calculated pursuant to Section 18 of the 1940 Act, were 330% and 220%, respectively. In the event we fail to meet our applicable asset coverage ratio requirements, we may not be able to incur additional debt and/or issue preferred stock, and could be required by law or otherwise to sell a portion of our investments to repay some debt or redeem shares of preferred stock (if any) when it is disadvantageous to do so, which could have a material adverse effect on our operations, and we may not be able to make certain distributions or pay dividends of an amount necessary to continue to qualify as a RIC for U.S. federal income tax purposes.”

Ken Ellington Christopher Bellaciccio May 20, 2020 Page 5

8.	Please include a COVID-19 risk factor in the Risk Factor Summary section.

Response:

The Fund will add the following disclosure in the Risk Factor Summary section of the Registration Statement prior to filing Pre-Effective Amendment No. 1:

“COVID-19 Pandemic Risk. The emergence of the global outbreak of the COVID-19 pandemic has created economic and financial disruptions and contributed to increased volatility in global financial markets and likely will affect countries, regions, companies, industries and market sectors more dramatically than others. It is not known how long the impact of the COVID-19 pandemic will last or the severity thereof.”

9.	In the Fees and Expenses table, the management fee is based on actual amounts incurred during the three months ended December 31, 2019, annualized for a full year, and reflects the pro forma effect of the issuance of 1,107,612 shares of the Fund’s common stock from January 1, 2020 through April 2, 2020 in the Fund’s “at-the-market” offering, yielding net proceeds of approximately $16.3 million, as if such shares were issued at the start of such period. Please discuss in correspondence whether the disclosure would change materially if the management fee was based on managed assets as of a more recent date.

Response:

The management fee line item in the Fees and Expenses table will be updated to reflect amounts actually incurred during the three months ended March 31, 2020 prior to filing Pre-Effective Amendment No. 1.

Ken Ellington Christopher Bellaciccio May 20, 2020 Page 6

10.	Please include a discussion in the Risk Factors section of the Fund’s exposure to industries that have been impacted by recent market events, if applicable.

Response:

The Fund will enhance the risk disclosure in the Registration Statement in accordance with this comment, as reflected in its response to comment 22, below.

11.	Please revise the “Low Interest Rate Environment” paragraph in the Risk Factors section in light of current developments.

Response:

The Fund will replace the “Low Interest Rate Environment” paragraph prior to filing Pre-Effective Amendment No. 1 with the following:

“As of the date of this prospectus, interest rates in the United States are at historic lows due to the U.S. Federal Reserve’s recent lowering of certain interest rates as part of its efforts to ease the economic effects of the COVID-19 pandemic. With the historically low interest rates, there is a risk that interest rates will rise once the COVID-19 pandemic abates.”

12.	The Staff references the Risk Factor “[w]e are subject to risks associated with defaults on an underlying asset held by a CLO.” Please discuss in correspondence whether such defaults have been occurring and if so, please explain the circumstances.

Response:

Owing to the large number of corporate loans underlying our CLOs, even in benign markets, we expect a certain amount of loan defaults each year. Due to the unexpected decrease in revenue at companies due to COVID-19 related shut-downs and other business disruptions, defaults of assets underlying CLOs have begun to increase. For example, we note that in April 2020, 11 constituents out of the over 1400 loans in the S&P/LSTA Leveraged Loan Index experienced a default. We have observed that defaults have been concentrated in the retail, telecommunications, healthcare and travel sectors. Year to date, the energy sector has had among the highest default rates compared to other industries due to decreased demand caused by COVID-19 related travel restrictions and a price war among major oil producing nations; however, the CLOs comprising the Fund’s investment portfolio generally have minimal exposure to energy obligors.

From March 1, 2020 to April 30, 2020, underlying loans held by the Fund’s CLO investments which were in default increased by approximately 31 basis points, from 1.03% to 1.34%. Despite this increase, the current overall default rate on the Fund’s underlying investments remains below the historical default rate for senior secured loans according to data provided by S&P Leveraged Commentary & Data. The Fund is monitoring activity in the underlying loan market, including defaults, carefully.

Ken Ellington Christopher Bellaciccio May 20, 2020 Page 7

13.	The Staff references the Risk Factor “[a]ny unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution or to make payments on our other obligations.” Please describe supplementally any expected impact on the Fund’s ability to pay distributions and any expectations of higher percentages of returns of capital than distributed in previous fiscal periods in making such distributions.

Response:

This Risk Factor is intended to highlight the general inverse correlation between a decline in a CLO’s market value and an increase in the perceived risk of loan defaults and/or lower recoveries from defaulted loans. Market prices of a CLO’s loans reflect market participants’ views of each loan’s value on any given day. However, CLOs are not required to sell assets due to price movements of performing loans. In addition, CLO liabilities typically have maturity dates beyond those of the CLO’s loan assets, thereby mitigating risk associated with a loan’s price volatility prior to repayment. Thus, while unrealized losses on the Fund’s portfolio may be indicative of the market perceiving an elevated level of risk, they have no direct impact on the level of income received by the Fund.

“CCC” ratings migration (i.e. downgrades resulting in an increase in the proportion of loan assets rated CCC+ or lower) or an increase in defaults, in conjunction with unrealized price declines, may cause a CLO investment to breach certain overcollateralization tests. If these tests are not satisfied on certain dates (generally tested once per quarter), loan proceeds that otherwise would have been used to principally pay distributions to junior CLO classes (including investments held by the Fund) may instead be used to purchase additional collateral within the CLO (known as “interest diversion”) or to partially redeem the senior-most class of notes (known as “early amortization”). This could result in the elimination, deferral or reduction of payments to the Fund for a period of time. As of the April 2020 quarterly test dates, only four CLO investments in the Fund experienced cash-flow diversion. Because CLOs are typically not static pools, during their reinvestment periods, CLO collateral managers can actively manage each CLO’s loan portfolio and seek to increase the par value of the collateral, by taking advantage of periods of pricing dislocations in the market (such as today), and reinvest proceeds from loans into higher yielding investments.

Due to the CLO structure, as described above, unrealized depreciation has not directly resulted in an increase in the proportion of Fund distributions representing a return of capital, as none of the securities held by the Fund have defaulted or been forced to liquidate. Nevertheless, COVID-19 related business disruptions have reduced the level of interest income earned by the Fund’s CLO investments, and, in turn, the amount of interest available for distribution to shareholders. As a result, on April 15, 2020, the Fund announced that it had lowered its monthly common stock distributions from $0.20 per share for the first quarter of 2020 to $0.08 per share for the second quarter of 2020. In addition, on May 18, 2020, the Fund announced three monthly distributions of $0.08 per share for the third quarter of 2020. The $0.08 per share distribution paid on May 4, 2020 to stockholders of record as of April 27, 2020 consisted solely of net investment income.

Ken Ellington Christopher Bellaciccio May 20, 2020 Page 8

14.	Please confirm in correspondence the deletion stating that the Investment Advisory Agreement and the Administration Agreement were not negotiated on an arm’s length basis is no longer applicable.

Response:

The Fund removed this disclosure, as the Investment Advisory Agreement and the Administration Agreement are subject to review and approval by the Fund’s directors who are not interested persons of the Fund in accordance with the requirements of the 1940 Act. The Investment Advisory Agreement and the Administration Agreement were reapproved on May 15, 2020 and a discussion regarding the basis for the board of directors’ reapproval of the Investment Advisory Agreement will be included in our semi-annual report for the period ended June 30, 2020.

15.	In the Use of Proceeds section, the Fund discloses that it will generally take approximately three to six months after the completion of any offering of securities to invest substantially all of the net proceeds of the offering in the Fund’s targeted investments or otherwise utilize such proceeds. Please indicate whether the Fund anticipates any difficulties with the disclosed timeframe in light of market conditions due to COVID-19 and if so, please disclose.

Response:

The ability to deploy the proceeds from future securities issuances hinges on the availability of sufficient market opportunities immediately after the receipt of capital. Due to the impact of COVID-19, the rate of new CLO primary market opportunities has slowed significantly. However, this has generally been offset by an increase in investment opportunities in the CLO secondary market. As such, we believe that the three to six month estimate in the Fund’s disclosure remains appropriate.

Ken Ellington Christopher Bellaciccio May 20, 2020 Page 9

16.	Please explain why the “Ratio of Earnings to Combined Fixed Charges and Preferred Dividends” table was removed.

Response:

The “Ratio of Earnings to Combined Fixed Charges and Preferred Dividends” table was removed based on SEC Release No. 33-10532; 34-83875 dated August 17, 2018.

17.	In the Overview of Senior Secured Loans section, please consider adding language that past recovery rates is no guarantee for future recovery rates.

Response:

The Fund will add the following statement in the Overview of Senior Secured Loans section prior to filing Pre-Effective Amendment No. 1:

“Historical recovery rates are not necessarily indicative of recovery rates in future periods.”

18.	In the Biographical Information about each Director section of the Registration Statement, please state the principal business for any business that is not implicit in its name.

Response:

The Fund will update the Biographical Information section in the Registration Statement in accordance with this comment prior to filing Pre-Effective Amendment No. 1.

19.	Please confirm the Fund’s compliance with the hyperlinking rules set forth in the FAST Act Modernization and Simplification of Regulation S-K.

Response:

The Fund confirms the Pre-Effective Amendment No. 1 will be in compliance with the hyperlinking rules set forth in the FAST Act Modernization and Simplification of Regulation S-K.

Ken Ellington Christopher Bellaciccio May 20, 2020 Page 10

20.	Please include a description of the Fund’s restrictions on short sales, purchases on margin, and the writing of put and call options, as required by Item 17.2.b of Form N-2.

Response:

The Fund will include the following as an additional fundamental policy in the Investment Restrictions section of the Registration Statement prior to filing Pre-Effective Amendment No. 1:

“(8) We may not engage in short sales, purchases on margin, or the writing of put or call options, except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction.”

21.	The Additional Investments and Techniques section references senior secured loans. If senior secured loans are a principal investment strategy, please add disclosure in the Risk Factor section.

Response:

The Fund confirms that direct investment in senior secured loans is not a principal investment strategy. However, the Fund notes that it has substantial indirect exposure to senior secured loans, including senior secured loans that are covenant-lite loans, as they comprise the majority of the underlying assets of the CLOs in which the Fund invests. Accordingly, the Fund will enhance the existing risk disclosure by including the following disclosure to the existing Risk Factor entitled “Investing in senior secured loans indirectly through CLO securities involves particular risks.”

“Covenant-lite loans may comprise a significant portion of the senior secured loans underlying the CLOs in which we invest. Over the past decade, the senior secured loan market has evolved from one in which covenant-lite loans represented a minority of the market to one in which such loans represent a significant majority of the market. Generally, covenant-lite loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent that the CLOs that we invest in hold covenant-lite loans, our CLOs may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.”

Ken Ellington Christopher Bellaciccio May 20, 2020 Page 11

22.	In connection with discussing the general market conditions related to the COVID-19 pandemic in the prospectus, please discuss how such conditions are expected to impact the Fund, including the impact on the CLO equity market and how that might affect future distributions.

Response:

The Fund has revised the risk disclosure relating to COVID-19 under “Terrorist actions, natural disasters, outbreaks or pandemics may disrupt the market and impact our operations” as follows:

“In late 2019, an initial outbreak of COVID-19 was reported in Hubei, China. Since then, a large and growing number of cases has been confirmed around the world, which has resulted in numerous deaths and the imposition of both local and more widespread “work from home” and other quarantine measures, border closures and other travel restrictions, causing social unrest and commercial disruption on a global scale. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic.

Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. The ongoing COVID-19 pandemic has magnified these risks and has had, and will continue to have, a material adverse impact on local economies in the affected jurisdictions and also on the global economy, as cross border commercial activity and market sentiment are increasingly impacted by the outbreak and government and other measures seeking to contain its spread. The effects of the COVID-19 pandemic have contributed to increased volatility in global financial markets and likely will affect countries, regions, companies, industries and market sectors more dramatically than others. The COVID-19 pandemic has had, and any other outbreak of an infectious disease or serious environmental or public health concern could have, a significant negative impact on economic and market conditions, could exacerbate pre-existing political, social and economic risks in certain countries or regions and could trigger a prolonged period of global economic slowdown, which may impact us and our underlying investments. It is not known how long the impact of the COVID-19 pandemic will, or future impacts of other significant events would, last or the severity thereof. Federal, state and local governments, as well as foreign governments, have taken aggressive steps to address problems being experienced by the markets and by businesses and the economy in general; however, there can be no assurance that these measures will be adequate.

To the extent the Company’s underlying investments are overweight in certain countries, regions, companies, industries or market sectors, such positions will increase the risk of loss from adverse developments affecting those countries, regions, companies, industries or sectors. The COVID-19 pandemic and related government-imposed restrictions have imposed severe financial harm on certain industries to which the Fund is exposed indirectly through its CLO investments’ underlying loan assets. For example, the airline and hotel industries have experienced sharp declines in revenue due to restrictions on travel, hospitals and other healthcare companies have experienced financial losses as a result of increased expenses and declining revenue as patients elect to delay elective or routine procedures, and many casino operators have been forced to completely halt operations due to the imposition of mandatory business closures and to address social distancing guidelines.

Ken Ellington Christopher Bellaciccio May 20, 2020 Page 12

To date, certain of the CLOs in which we invest have experienced increased defaults by underlying borrowers. Obligor defaults and rating agency downgrades have caused, and may continue to cause, payments that would have otherwise been made to the CLO equity or CLO debt securities that the Fund holds to instead be diverted to buy additional loans within a given CLO or paid to senior CLO debt holders as an early amortization payment. In addition, defaults and downgrades of underlying obligors have caused, and may continue to cause, a decline in the value of CLO securities generally.”

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.

Nauman S. Malik, Chief Compliance Officer, Eagle Point Credit Company Inc.